CAPITAL PRODUCT PARTNERS L.P. ANNOUNCES MANAGEMENT CHANGE

Athens, Greece, June 12, 2015 -- Capital GP LLC, the general partner of Capital Product Partners LP (NASDAQ: CPLP) (the “Partnership”), announced today the departure of Mr. Petros Christodoulou as CEO and CFO and director of the Partnership.  Mr. Christodoulou will step down effective June 30, 2015.  Mr. Gerasimos (Jerry) Kalogiratos, the Partnership’s current Chief Operating Officer and a director of the Partnership, will be appointed as the CEO and CFO as of the same day.

Mr Ioannis Lazaridis, Chairman of the Board of the Partnership, stated:  “We thank Mr. Petros Christodoulou for his service to the Partnership and we wish him well in his future endeavors.  We welcome Mr. Jerry Kalogiratos to lead the Partnership to its next phase.  The Board and I have worked successfully with Jerry over the past eight years.  Jerry has been involved in the day-to-day operations of the Partnership and in all its asset and financing transactions since the Partnership’s 2007 IPO.  We have great confidence in Jerry’s skills and ability to execute our growth strategy that aims to further increase our distributions.”

Mr. Kalogiratos, 38, joined Capital Maritime & Trading Corp. in 2005 and was part of the team that completed the IPO of the Partnership in 2007.  He has been the Chief Operating Officer of the Partnership since October 2014 and has served as CFO and director of NYSE-listed Crude Carriers Corp. before its merger with the Partnership in September 2011.  He has also been Finance Director of Capital Maritime & Trading Corp. since February 2010.

Nikolaos Syntychakis, Managing Director of Capital Ship Management Corp., will succeed Mr. Petros Christodoulou as director of the Partnership.

About Capital Product Partners L.P.

Capital Product Partners L.P. (NASDAQ: CPLP), a Marshall Islands master limited partnership, is an international owner of modern tanker, container and drybulk vessels. The Partnership currently owns 31 vessels, including four Suezmax crude oil tankers, 19 modern MR (Medium Range) product tankers, seven post panamax container vessels and one Capesize bulk carrier. All of its vessels are under period charters to A.P. Moller-Maersk A.S., BP Shipping Limited, Hyundai Merchant Marine Co. Ltd., CSSA S.A. (Total S.A.), Cosco Bulk Carrier Co. Ltd., Engen Petroleum, Overseas Shipholding Group Inc., Petróleo Brasileiro S.A. ('Petrobras'), Repsol Trading S.A. ('Repsol'), Stena Bulk A.B., Subtec S.A. de C.V., and Capital Maritime.

For more information about the Partnership, please visit our website: www.capitalpplp.com.

Forward-Looking Statements

The statements in this press release that are not historical facts, including, among other things, expectations relating to management transition, our growth strategy, the ability of our current and future management to pursue growth opportunities, our expectations or objectives regarding future distribution amounts and our ability to grow our distributions, are forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended).  These forward-looking statements involve risks and uncertainties that could cause the stated or forecasted results to be materially different from those anticipated.  Unless required by law, we expressly disclaim any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in our views or expectations, to conform them to actual results or otherwise.  We assume no responsibility for the accuracy and completeness of the forward-looking statements.  We make no prediction or statement about the performance of our common units.

CPLP-G

Contact Details:

Capital GP L.L.C.
Petros Christodoulou
CEO and CFO
Tel. +30 (210) 4584 950
Email: p.christodoulou@capitalpplp.com

Capital GP L.L.C.
Jerry Kalogiratos
Chief Operating Officer
Tel. +30 (210) 4584 950
E-mail: j.kalogiratos@capitalpplp.com

Investor Relations / Media
Nicolas Bornozis
Capital Link, Inc. (New York)
Tel. +1-212-661-7566
E-mail: cplp@capitallink.com

Source: Capital Product Partners L.P.